Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York 10036-6522

June 24, 2010

BY EDGAR

Mr. Evan S. Jacobson

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	National Financial Partners Corp. Schedule TO-I/A filed June 21, 2010 File No. 005-79626

Dear Mr. Jacobson:

On behalf of National Financial Partners Corp. (the “Company”), we are submitting this letter to respond to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter of June 23, 2010 (the “Comment Letter”) relating to the Tender Offer Statement on Schedule TO filed by the Company on June 9, 2010 as amended by Amendment No. 1 filed on June 11, 2010, Amendment No. 2 filed on June 16, 2010 and Amendment No. 3 filed on June 21, 2010 (as amended, the “Schedule TO”).

The headings and paragraph numbers of this letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below. The Company is concurrently filing with the Commission Amendment No. 4 to the Schedule TO, which amendment includes as exhibit (a)(1)(4) the Offer to Purchase dated June 9, 2010, as amended by Supplement No. 1 thereto dated June 21, 2010 and Supplement No. 2 thereto dated June 24, 2010 (the “Amended Offer to Purchase”). Capitalized terms used but not defined in this letter have the meanings given to them in the Amended Offer to Purchase.

Schedule TO-I

Exhibit 99(a)(1)(A): Offer to Purchase

Changes to “Incorporation of Certain Information by Reference”

1.	We note your response to prior comment 4. All of the information specified in Item 1010(c) of Regulation M-A should have been included in the offering document initially disseminated to security holders. See Instruction 6 to Item 10 of Schedule TO, and refer to Regulation M-A telephone interpretation I.H.7 in the July 2001 Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations. Please advise us whether or not Supplement No. 1 dated June 21, 2010 was mailed to security holders.

The Company advises the Staff that Supplement No. 1 to the Offer to Purchase dated June 21, 2010 was distributed to all holders of its 0.75% Convertible Senior Notes due 2012.

2.	To the extent that Supplement No. 1 has not been mailed to security holders, please amend the supplement to include the disclosure of ratio of earnings to fixed charges, and book value per share presently contained in your amended Schedule TO. In addition, it does not appear that you have provided all of the disclosure required by Item 1010(c) of Regulation M-A. For example, but without limitation, you do not appear to have fully disclosed noncurrent assets, current liabilities, noncurrent liabilities, and income per common share from continuing operations (basic and diluted, if applicable). Please revise the supplement to provide all disclosure required by Item 1010(c) of Regulation M-A. Please be advised that the revised supplement may need to be mailed to security holders based on the response to these comments.

The Company has revised the disclosure in the Amended Offer to Purchase in response to the Staff’s comment. The Company advises the Staff that it will distribute Supplement No. 2 to the Offer to Purchase dated June 24, 2010 to all holders of its 0.75% Convertible Senior Notes due 2012.

Changes to “Terms of the Offer—Conditions to the Offer—General Conditions”

3.	We note your response to prior comment 10. The revised disclosure in the penultimate paragraph still appears to suggest that offer conditions “may be asserted at any time and from time to time.” As previously requested, please revise to state that offer conditions may only be asserted up to expiration of the offer.

In response to the Staff’s comment, the Company has revised the disclosure in the penultimate paragraph to: “The failure of us, at any time prior to the Expiration Date, to exercise any of the foregoing rights will not be deemed a waiver of any other right.”

* * * * * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the above-referenced filing; and

•	the Company further acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information in connection with the above, please telephone the undersigned at (212) 735-4112 or Phyllis G. Korff at (212) 735-2694 or Dwight S. Yoo at (212) 735-2573.

Sincerely,

/s/ Richard B. Aftanas
Richard B. Aftanas

cc:	Stancil E. Barton, Esq., National Financial Partners Corp.
Phyllis G. Korff, Esq., Skadden, Arps, Slate, Meagher & Flom LLP
Dwight S. Yoo, Esq., Skadden, Arps, Slate, Meagher & Flom LLP

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